Exhibit 99.1

FOR IMMEDIATE RELEASE

INVESTOR CONTACTS:
Elan Chris Burns 800 252 3526 353 1 709 4444	Wyeth Justin Victoria Ph: 973-660-5340
MEDIA CONTACTS:
Elan Matt Dallas Ph: 212 850 5664 Elizabeth Headon 353-1-498-0300	Wyeth Natalie de Vane Ph: 484-865-5139

ELAN AND WYETH TO INITIATE PHASE 3 CLINICAL TRIAL OF
BAPINEUZUMAB (AAB-001) IN ALZHEIMER’S DISEASE

Dublin, Ireland, and Madison, N.J. May 21, 2007 – Elan Corporation, plc (NYSE: ELN) and Wyeth Pharmaceuticals, a division of Wyeth (NYSE: WYE), today announced the decision to initiate a Phase 3 clinical program of their lead immunotherapeutic candidate, Bapineuzumab (AAB-001), for the treatment of patients with mild to moderate Alzheimer's Disease. This decision was based on the seriousness of the disease and the totality of what the companies have learned from their immunotherapy programs, including a scheduled Interim look at data from an ongoing Phase 2 study, which remains blinded.  No conclusion about the Phase 2 study can be drawn until the study is completed and the final data are analyzed and released in 2008. Phase 3 clinical trial design will be finalized with regulatory agencies, and subject to regulatory approval, it is intended for the trial to begin in the second half of 2007.

It is important to remember that Alzheimer's disease is a complex and formidable challenge, and our immunotherapeutic programs still contain inherent risks.

About Bapineuzumab

Bapineuzumab (AAB-001) is a humanized monoclonal antibody that received Fast Track designation from the United States Food and Drug Administration (FDA) for treatment of mild to moderate Alzheimer’s disease.  Fast Track designation facilitates development and may expedite regulatory review of drugs that the FDA recognizes as potentially addressing an unmet medical need for serious or life threatening conditions.

There are two ongoing Phase 2 studies with Bapineuzumab.  The first Phase 2 trial is a randomized, double-blind, placebo controlled, multiple ascending dose study of 4 cohorts of  the approximately 240 total patients with mild to moderate Alzheimer’s disease.  The primary objective of the trial is to assess the safety of bapineuzumab.  Assessments of cognitive and functional status are also being made in the trail, and each patient’s participation lasts approximately 18 months.  The key end-points include: ADAS-Cog (assesses cognition), Neuropsychological Test Battery (NTB) and DAD score (measures quality of life).  The second Phase 2 trial is an Alzheimer’s beta-amyloid imaging study in 30 patients and is being conducted in Europe.  The companies do not expect that any Phase 2 data will be released into the public domain until the completion of the Phase 2 trials in 2008.

About Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities.  As Alzheimer’s progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations.  It is currently estimated that more than 5 million Americans and more than 24 million people worldwide have Alzheimer’s disease (Source:  Alzheimer’s Association and Alzheimer’s Disease International)

About the Elan and Wyeth Collaboration

The Elan and Wyeth Alzheimer’s Immunotherapy Program (AIP) is a 50:50 collaboration to research, develop and commercialize an immunotherapeutic approach that may be used for the treatment of mild to moderate AD and possibly to prevent the onset of the disease.  Current AIP programs include bapineuzumab (AAB-001), AAB-001 SubQ, ACC-001 and AAB-002.  Wyeth and Elan equally share all costs and potential revenues from this collaboration.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com

About Wyeth

Wyeth Pharmaceuticals, a division of Wyeth, has leading products in the areas of women’s health care, infectious disease, gastrointestinal health, central nervous system, inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products.

Wyeth is one of the world’s largest research-driven pharmaceutical and health care products companies.  It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, vaccines, biotechnology products and non-prescription medicines that improve the quality of life for people worldwide.  The Company’s major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health. For additional information about the company, please visit https://www.wyeth.com.

Safe Harbor / Forward-Looking Statements

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties and  include, without limitation, the risks associated with the inherent uncertainty of the clinical development of AAB-001 for Alzheimer’s disease and whether AAB-001 will ever be approved for commercialization.  Factors which could cause actual results to differ materially from the companies’ current expectations include the risks that problems or delays may arise during preparations for the proposed Phase 3 trial or, if the proposed Phase 3 trial is initiated, during the course of the Phase 3  trial, that the Phase 2 trials may not be successfully completed, and even if the Phase 2 trials are successfully completed, that results in the proposed Phase 3 trial may not show that AAB-001 is safe and effective, as well as the other risks and uncertainties described from time to time in the companies’ periodic and other reports filed with the Securities and Exchange Commission

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